August 11, 2015

Mary A. Cole, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price Inflation Focused Bond Fund, Inc. (“Registrant”)

on behalf of the following series:

 T. Rowe Price Inflation Focused Bond Fund (the “Fund”)

File Nos.: 333-136805/811-21919

Dear Ms. Cole:

The following is in response to your oral comments received on August 6, 2015, regarding the Registrant’s preliminary Information Statement filed on July 29, 2015 on behalf of the Fund pursuant to the provisions of Section 20(a) of the Investment Company Act of 1940, as amended, and Section 14(c) of the Securities and Exchange Act of 1934. Your comments and our responses are set forth below, and the changes resulting from those comments will be reflected in the definitive Information Statement filing.

Comment:

Please explain to the Staff why there is no pass-through voting with respect to the proposals.

Response:

The Fund is not publicly available and serves as an underlying fund for certain asset allocation products managed by T. Rowe Price Associates, Inc. (“T. Rowe Price”). The only current investors in the Fund are as follows:

• The T. Rowe Price Spectrum Income Fund, several of the T. Rowe Price Retirement Funds, and several of the T. Rowe Price Target Retirement Funds (collectively, the “Investing Price Funds”), all of which are affiliated funds-of-funds managed by T. Rowe Price; and

• The T. Rowe Price College Savings Plan, University of Alaska College Savings Plan, John Hancock Freedom 529, and Maryland College Investment Plan, all of which are Section 529 college savings plans managed by T. Rowe Price.

The Investing Price Funds are the owners of record of the Fund’s shares and the Articles of Incorporation and By-Laws for the Investing Price Funds do not require them to pass-through voting to their shareholders when a shareholder proposal arises in one of their underlying funds. The T. Rowe Price College Savings Plan, University of Alaska College Savings Plan, and John Hancock Freedom 529 (collectively, the “Alaska 529 Plans”) are Section 529 college savings plans that are sponsored by the State of Alaska. Although T. Rowe Price serves as investment adviser and program manager to the Alaska 529 Plans, the Education Trust of Alaska is the owner of record of the Fund’s shares and the Declaration of Trust for the Education Trust of Alaska does not require pass-through voting to Account Holders in the Alaska 529 Plans when a shareholder proposal arises in one of the underlying funds within the portfolios offered by the plans. The Maryland College Investment Plan is a Section 529 college savings plan sponsored by the State of Maryland. Similarly, although T. Rowe Price serves as investment adviser and program manager to the Maryland College Investment Plan, the Maryland College Investment Trust is the owner of record of the Fund’s shares and the Declaration of Trust for the Maryland College Investment Trust does not require pass-through voting to Account Holders in the Maryland College

Investment Plan when a shareholder proposal arises in one of the underlying funds within the portfolios offered by the plan.

Comment:

With respect to Shareholder Action 1, please indicate whether the Fund will seek to meet the new investment objective before or after expenses.

Response:

We intend to add the following sentence to the Information Statement:

“The Advisor will seek to achieve its new investment objective by providing a level of income, before expenses, that is consistent with the current rate of inflation.”

Comment:

Please explain to the Staff why the Fund is not subject to an 80% investment policy with respect to the term “inflation focused.” Rule 35d-1 under the Investment Company Act of 1940 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name.

Response:

The term “inflation focused” connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of this term in the Fund’s name should not require it to adopt an 80% investment policy with respect to inflation-focused or inflation-related investments under Rule 35d-1. We believe this position is analogous to the position taken by the Division of Investment Management with respect to the term “tax-sensitive” in a fund’s name (see Question 8 to Frequently Asked Questions about Rule 35d-1 released by the Division of Investment Management).

For instance, during periods of high or rising inflation, the Fund may overweight investments in securities that are indexed to inflation. Conversely, during periods of low or falling inflation, the Fund may overweight investments in securities that are not indexed to inflation. Overall, the Fund is designed to have the flexibility to invest in a variety of fixed income securities that should respond well to various inflationary conditions. In contrast to the terms “inflation protected” and “inflation linked” which suggest investments in a particular type of security, we feel that “inflation focused” appropriately describes the Fund’s strategy and does not suggest investments in a particular type of security. The Fund will maintain its 80% investment policy with respect to the term “bond” in its name.

We note that we received a similar comment when the Fund previously changed its name to the T. Rowe Price Inflation Focused Bond Fund. In correspondence filed on June 18, 2010, we provided a similar response and our position was accepted by the Staff at that time.

Comment:

Explain why “low duration” should not have the same requirements as “short duration.” (Please reference the Adopting Release for Rule 35d-1, which sets forth the Staff’s position that the use of “short-term” in a fund’s name should require it to have a dollar-weighted average maturity of no more than 3 years.) Please either revise the Fund’s policies to indicate that the Fund will maintain a duration of no more than 3 years, change the name of the Fund, or explain to the Staff why “low duration” does not have the same requirements as “short duration.”

Response:

As set forth in the Information Statement, and in the Registrant’s Post-Effective Amendment to its Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on July 27, 2015, the Fund intends to implement a policy to normally maintain a duration within plus (+) or minus (-) two years of the duration of the Barclays U.S. 1-5 Year Treasury TIPS Index. As of June 30, 2015, the duration of the Barclays U.S. 1-5 Year Treasury TIPS Index was approximately 2.6 years and its duration has ranged from 0.6 years to 2.7 years over the past three years.

The Adopting Release for Rule 35d-1 and related Frequently Asked Questions state that, unlike short-term, intermediate-term, and long-term funds, the Division of Investment Management has not developed specific guidelines regarding a fund’s use of a name (e.g., short-duration bond fund) suggesting that its bond portfolio has a specific duration. Further, a fund that uses such a name may use any reasonable definition of the terms used, should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus, and should consider all pertinent references, including, among other things, industry indices. Whether a name is misleading in the circumstances would depend on all the facts and circumstances, including other disclosures to investors.

We believe that our policy is a reasonable interpretation of the term “low duration,” although we do not want to be constrained by implementing a policy of maintaining a duration of no more than three years. While the Fund’s duration has not exceeded this level, it wishes to retain the flexibility to do so in order to adequately respond to future changes to interest rates and inflation. In connection with the policy to maintain a duration within plus (+) or minus (-) two years of the duration of the Barclays U.S. 1-5 Year Treasury TIPS Index, we believe it is reasonable to include the term “limited duration” in the Fund’s new name instead of “low duration.”

Based on a review of other funds with “limited duration” in their name, we believe this term affords greater flexibility in portfolio management and our policy is a reasonable interpretation of that term. The Fund’s prospectus will clearly describe the duration policy that is being implemented in relation to its benchmark index. In a brief follow-up conversation with you on August 10, 2015, you indicated your agreement that the use of such term should be reasonable in connection with the revised investment policy. Assuming the Staff agrees with our position, we intend to revise the Fund’s new name to the T. Rowe Price Limited Duration Inflation Focused Bond Fund. The new name will be reflected in the definitive Information Statement, as well as in the prospectuses for the Fund and its new class that will be later filed through a Post-Effective Amendment to the Registrant’s Registration Statement.

Comment:

With respect to Shareholder Action 2, please clarify whether the contractual expense limitation caps expenses at 0.50% and 0.05% for the Investor Class and I Class, respectively, or whether the Advisor will waive 0.50% and 0.05% of expenses for the Investor Class and I Class, respectively. Please disclose whether there are any exclusions from the expense limitations.

Response:

We intend to revise the disclosure as follows to make it clearer:

“The Board also approved a contractual total expense ratio limitation pursuant to which the Advisor will waive its fees and/or bear any expenses (excluding interest, expenses related to borrowings, taxes and brokerage, extraordinary expenses and acquired fund fees) that would cause the Investor Class’ ratio of expenses to average daily net assets to exceed 0.50% until September 30, 2017. With respect to the Fund’s I Class, the Board approved a corresponding contractual total expense ratio limitation pursuant to which Advisor will waive its fees and/or bear any expenses (excluding interest, expenses related to borrowings, taxes and brokerage, extraordinary expenses and acquired fund fees) that would cause the I Class’ ratio of expenses to average daily net assets to exceed 0.05% until September 30, 2017.”

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Vicki S. Horwitz at 410-577-5024.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments and consistent with SEC Release 2004-89, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Inflation Focused Bond Fund, Inc.